UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
	001	35105

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
G72436119

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant
Prime Acquisition Corp.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
6369 Mill Street, Suite 205
City, State and Zip Code
Rhinebeck, NY 12572

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PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 20-F of Prime Acquisition Corp. (the “Company”) could not be filed within the prescribed time period because the Company closed its initial business combination transaction at the end of 2013 and because of the resulting transition in the management of the Company. As a result, the Company and its auditors require additional time to complete the audit of its consolidated financial statements.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	[Giovanni Caruso]	[212]	[407-4866]
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).		☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Exhibit A.

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Prime Acquisition Corp.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : May 1, 2014	By: /s/ Marco Prete Name: Marco Prete Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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Exhibit A

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the Company’s earnings statement to be included in the subject report, including:

  Operating revenues of approximately $1,700,000, and operating expenses of approximately $1,100,000, interest expense of approximately $400,000 and other expenses of approximately $300,000, all in connection with real estate properties acquired during the current year, and

  Additional general and administrative expenses incurred for the year ended December 31, 2013 of approximately $2,800,000 to $3,200,000 related principally to due diligence costs incurred in seeking a business combination, advisor, legal and accounting fees incurred in connection with consummating the business combination, legal and other costs incurred in connection with the redemption of the ordinary shares, drafting and negotiating the agreements related to the business combination and the subsequent restructuring and management change of the company.

The above financial information is unaudited and represents the Company’s estimates from information available at the time of preparing this form. This financial information and underlying estimates are subject to change as the Company completes its accounting analysis and the audit for the relevant periods.